SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)
{X}     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
AND EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR
{  }      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
AND EXCHANGE ACT OF 1934
For the transition period from __________________________ to _______________________
Commission file number   001-35638

A.	Full title of the plan and the address of the plan:

WSFS Financial Corporation
401(k) Savings and Retirement Plan
500 Delaware Avenue
Wilmington, DE 19801

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WSFS Financial Corporation
500 Delaware Avenue
Wilmington, DE 19801

REQUIRED INFORMATION

Item 4. Financial Statements and Exhibits
a) The following Plan financial statements, schedules and reports are attached hereto:

Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits at December 31, 2016 and 2015
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2016 and 2015
Notes to Financial Statements

Supplemental Schedule
Schedule H, Line 4i- Schedule of Assets (Held at End of year) at December 31, 2016

b) Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
WSFS Financial Corporation
401(k) Savings and Retirement Plan

DATE: June 23, 2017	/s/ Peggy H. Eddens
Peggy H. Eddens
Plan Administrator

WSFS FINANCIAL CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN
Financial Statements and Supplemental Schedule
December 31, 2016 and 2015
(With Report of Independent Registered Public Accounting Firm)

WSFS FINANCIAL CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm
To Participants and Administrator of the
WSFS Financial Corporation 401(k) Savings and Retirement Plan:
We have audited the accompanying statements of net assets available for benefits of the WSFS Financial Corporation 401(k) Savings and Retirement Plan (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2016 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016 is fairly stated in all material respects in relation to the 2016 financial statements as a whole.
/s/ KPMG LLP
Philadelphia, Pennsylvania
June 23, 2017

WSFS FINANCIAL CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
Statement of Net Assets Available for Benefits
December 31, 2016 and 2015

	2016	2015
Assets:
Investments, at fair value
Mutual Funds	$61,181,920	$50,982,425
WSFS Common Stock Fund	27,735,774	20,925,835
Total investments at fair value	88,917,694	71,908,260
Fully benefit-responsive investment contract at contract value	8,123,127	6,333,741
Total investments	$97,040,821	$78,242,001

Receivables:
Notes receivable from participants	$1,372,405	$1,308,994
Dividends receivable	375,747	—
Total receivables	1,748,152	1,308,994
Net assets available for benefits	$98,788,973	$79,550,995

See accompanying notes to financial statements.

WSFS FINANCIAL CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
Statement of Changes in Net Assets Available for Benefits
December 31, 2016 and 2015

	2016	2015
Additions:
Investment income:
Net appreciation in fair value of investments	$12,234,044	$2,611,595
Interest and dividends	1,737,435	1,592,368
Net investment income	13,971,479	4,203,963
Interest income on notes receivables from participants	55,950	56,291

Contributions:
Employer	2,550,582	2,408,844
Participants	4,465,151	3,714,313
Rollovers	3,127,843	459,772
Total Contributions	10,143,576	6,582,929

Deductions:
Benefits paid	4,661,609	6,022,026
Administrative expenses	271,418	176,963
Total Deductions	4,933,027	6,198,989

Net increase in net assets available for benefits	19,237,978	4,644,194
Net assets available for benefits:
Beginning of year	79,550,995	74,906,801
End of year	$98,788,973	$79,550,995

See accompanying notes to financial statements.

WSFS FINANCIAL CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015

Note 1: Description of Plan
Effective October 1,1969, WSFS Financial Corporation (the Company) established and adopted the WSFS Financial Corporation 401(k) Savings and Retirement Plan (the Plan) for the benefit of its eligible employees (Associates).
The Company is the Plan administrator. Reliance Trust Company (the Trustee) was named Plan trustee as of July 1, 2015. Prior to July 1, 2015 the Trustee was First Mercantile Trust. Mass Mutual Retirement Services is the Plan custodian and investment provider. Prior to July 1, 2015, the Plan custodian and investment provider was First Mercantile Trust.
The Plan is a defined contribution plan covering eligible employees as defined below. The Plan is a qualified defined contribution retirement plan with a cash or deferred arrangement under Internal Revenue Code Sections 401(a) and 401(k), respectively, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
On January 1, 2017, the Plan elected the Safe Harbor provision. As a result of the Safe Harbor election, all previous and future contributions by participants that are current employees are 100% vested immediately. In addition, effective January 1, 2017 participant loans are no longer offered by the Plan.
The following description of the Plan provides only general information. Participants should refer to the plan document or the summary plan description for a more complete description of the Plan’s provisions.
Eligibility
All full and part‑time regular Associates of WSFS Financial Corporation or its subsidiaries (the Employers) who have completed six months of continuous service and are at least 21 years old are eligible to participate in the Plan. Peak-time Associates, interns, temporary employees, leased employees, or nonresident aliens are not eligible to participate in the Plan, except as may otherwise be required to preserve the qualified status of the Plan.
Contributions
Participant Contributions: Under the Plan, participants may elect to make annual payroll deductions of 1% to 70% of their total compensation, not to exceed $18,000 in 2016 and 2015 in accordance with IRS regulations. Participants who were  50 years of age or older at December 31, 2016 and December 31, 2015, were eligible to make additional elective deferral contributions of $6,000 in 2016 and 2015.
Participants may elect to start, increase, reduce or suspend contributions at any time during the year. Changes to a participant's contribution percentage are effective as of the next first pay period of the month or as soon as administratively possible. Contributions made by participants are credited to their individual accounts and are made on a pretax basis assuming applicable regulations set forth in the Internal Revenue Code (IRC) are satisfied. The Plan includes an auto-enrollment provision whereby all newly eligible Associates are automatically enrolled in the Plan unless they affirmatively elect not to participate. The contribution percentage at automatic enrollment is 4% of the participant's eligible compensation. If the participant has not selected an investment option, the contributions are invested in the Plan’s default option, which is the American Funds Target Date Retirement Fund having the target retirement date closest to the participant's 65th birthday.

WSFS FINANCIAL CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015

Employer Contributions: All contributions made by the Employers on the participants’ behalf are made on a pretax basis. The Employers’ contributions are comprised of the following:
Employers’ Matching Contribution: The Plan includes an employers’ matching contribution program such that the Employers match 100% of the Associate’s contribution up to 5% of total compensation. The matching contribution is made in cash and participants are able to direct the investment of the contribution. If they choose not to direct the matching contribution, the contribution will be invested in the default option as defined above. Participants can make changes to their investment elections at any time.
Employers’ Profit Sharing Contribution: The Board, at its discretion may award Participants a discretionary supplemental contribution at the end of the plan year. Associates must complete 1,000 hours of service during the Plan year and be employed by the Company on the last day of the Plan Year to be eligible. For the years ending December 31, 2016 and 2015, the Company did not make a profit sharing contribution.
Associates’ Rollover Account Contributions: In its sole discretion, the Administrator may authorize the Plan to accept rollover contributions of cash from any Associate, whether or not the Associate is eligible to participate in the Plan, or a direct rollover contribution of an eligible distribution from another qualified plan. At all times, an Associate who makes a rollover or direct rollover contribution has a 100% non-forfeitable interest in those contributions.
Participants’ Accounts
Participants’ accounts are credited for their contributions and the Employers’ contributions made on their behalf. Participants’ accounts are also adjusted by an allocation of the earnings or losses of the Plan fund in which each participant’s account is invested based on the change in unit share price of the applicable fund. For the money market fund, participants' account balances are adjusted based on the ratio of the account balance to the total of all participants’ account balances in that fund.
Vesting
All participant contributions and related earnings and losses are 100% vested and are not subject to forfeiture for any reason. Employers’ contributions and related earnings and losses vest according to the schedule shown in the following table. A year of service requires a minimum of 1,000 hours of service.

Years of Service	Vested percentage
1	20%
2	40
3	60
4	80
5	100

WSFS FINANCIAL CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015

Employers' contributions become 100% vested under any of the following circumstances: attainment of normal retirement age while an employee, death while an employee, or becoming disabled while an employee. Unvested balances that are forfeited by participants reduce future Employer matching contributions or reduce plan expenses. Unallocated forfeitures, which were available to reduce future Employer contributions or plan expenses, were $77,625 and $463,970 at December 31, 2016 and 2015, respectively. Forfeitures in the amount of $436,466 and $95,012 were used in 2016 and 2015, respectively to reduce matching contributions. Forfeitures in the amount of $20,577 were used to reduce plan expenses in 2016. The Plan did not use forfeitures to reduce plan expenses in 2015.
Withdrawals
Participants’ accounts are segregated between pre‑January 1, 1988 and post‑January 1, 1988 contributions. Associate contributions made subsequent to January 1, 1988 are made on a pre-tax basis. Withdrawals are subject to taxes and, in certain instances, penalties as set forth in the Internal Revenue Code (IRC). Effective January 1, 1993, the Plan is required to withhold federal income taxes at a flat rate of 20% on the taxable portion of withdrawals that are not directly rolled over into an Individual Retirement Account (IRA) or another qualified retirement plan. This withholding tax does not apply to required minimum distributions and annuity payments. Participant interest payments on loans are made on a post‑tax basis.
Under the Plan, participants may request hardship withdrawals of vested contributions (but not income earned on contributions after December 31, 1988), which must be approved by the Associate Benefits Committee and can only be made for one of the following reasons:

•	Certain expenses incurred or necessary for medical care, for the participant or their spouse, children, or dependents,

•	The purchase (excluding mortgage payments) of a principle residence for the participant,

•	Payment of tuition and related educational fees for the next 12 months of post-secondary education for the participant or their spouse, children, or dependents,

•	Payments for burial or funeral expenses for the participants deceased parent, spouse, children or dependents,

•	Expenses for the repair of damage to the principal residence of the participant that would qualify for a casualty deduction, or

•	Any other reason authorized as a "safe harbor" by the Internal Revenue Service.
Notes Receivable from Participants
Participants may elect to borrow a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. The interest rate on loans is the prime rate plus 1% at the time of borrowing. Interest paid on outstanding loans is added to the participant’s account balance. Loans are secured by the participant’s account balance in the Plan. Repayment is generally required within 5 years although the term of a loan may be 10 years if the loan was used to purchase a principal residence. Principal and interest payments are paid by payroll deductions. The current value of notes receivable from participants represents unpaid principal plus any accrued but unpaid interest. Interest rates on notes receivable from participants ranged from 4.25% to 9.25% as of December 31, 2016. Management has evaluated participant notes receivable for collectability and has determined that no allowance is necessary.

WSFS FINANCIAL CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015

Plan Expenses
Expenses relating to the administration of the Plan are generally paid with the earnings and receipts of the Plan investments. Participants pay fees at the Plan and fund levels. The participant Plan fee is an asset fee charged by Mass Mutual Retirement Services of 26 basis points (annualized) calculated on the market value at month-end of the total plan assets in the participant's account. The fund level fee paid by Participants is based on the expense percentage of each individual fund calculated on the market value at month-end of the total plan assets in the participant's account. The Company pays third party administration Plan fees.
Costs incurred for plan administration for terminated participants are paid for by the terminated participants. Costs incurred by the Plan relating to voluntary removal of funds in the form of loan proceeds or withdrawals are paid by the participants taking the loan or withdrawal.
Payment of Benefits
Any participant who separates from service for any reason, excluding death, is entitled to receive their vested interest in their account balance. This distribution can be made as a lump‑sum payment, rollover to an IRA, or rollover to the qualified plan of a new employer. Upon the death of a participant prior to payment of all retirement benefits, the participant’s vested account balance is paid to the participant’s beneficiary in accordance with the plan document.
Plan Termination

Although the Company has not expressed any intention to terminate the Plan, it may do so at any time. Upon the complete discontinuation of contributions to the Plan, or the complete or partial termination of the Plan, the rights of all affected Associates under the Plan shall become fully vested and nonforfeitable.

Note 2: Summary of Significant Accounting Policies

(a)Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP) using the accrual basis of accounting. Whenever necessary, reclassifications have been made to prior years' financial statements and notes to conform to the current year's presentation.

(b)	Investment Valuation and Income Recognition

Investments are reported at fair value, with the exception of the Stable Value Fund which is reported at contract value as described in paragraph (g) below. See Note 4 for further information.
Net appreciation (depreciation) in fair value of investments is reflected in the statements of changes in net assets available for benefits and includes realized gains and losses on investments bought and sold and the change in appreciation (depreciation) in fair value during the reporting period.
Purchases and sales of securities are recorded on a trade-date basis.
Dividends are recorded on the ex-dividend date. Acquisition costs are included in the cost of investments purchased, and sales are recorded net of selling expenses.
(c)Notes Receivable from Participants

Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based on the terms of the plan document.

WSFS FINANCIAL CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015

(d)Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(e)Fund Accounting for Income

The mutual funds in the Plan allocate dividend income to the accounts of participants in those funds rather than distributing the income among the investors in the fund. The Stable Value Fund and Common Stock Fund aggregate dividend income into the unit value rather than distributing the income among investors in the fund.
(f)Payment of Benefits

Benefits are recorded when paid.
(g)Fully Benefit‑Responsive Investment Contracts

Fully benefit-responsive investment contracts are presented at contract value in the statements of net assets available for benefits because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit‑responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in such contracts through its investment in a stable value fund.
The stable value fund at December 31, 2016 and December 31, 2015 was 100% invested in the SAGIC Investment option, a collective bond fund, reported as a fully benefit-responsive contract that is managed by Mass Mutual Retirement Services and holds as its principal investment the MMRS Diversified Bond II. The objective of the SAGIC is to provide a stated rate of return, generated from investment in a diversified portfolio of primary investment-grade fixed income securities. Mass Mutual Retirement Services serves as the trustee and custodian for the SAGIC. Baring Asset Management serves as the investment advisor. There are no restrictions on redemptions for the Stable Value Fund but transfers to competing fixed income investments are not allowed.
The Plan's ability to receive amounts due in accordance with the fully benefit-responsive investment contract noted above is dependent on the third-party issuer's ability to meet its financial obligations. The issuer's ability to meet its contractual obligations could be affected by future economic and regulatory developments.
Certain events limit the ability of the Plan to transact at contract value with the contract issuer. Such events include the following:
•The Plan's failure to qualify under Section 401(a) of the Internal Revenue Code,
•Premature termination of the contracts,
•Plan termination or merger,
•Changes to the Plan's prohibition on competing investment options, or

•	Bankruptcy of the plan sponsor or other plan sponsor events ( for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan's normal operations.
At December 31, 2016, no events were considered probable that could limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.

WSFS FINANCIAL CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Examples of such events include the following:
•An uncured violation of the Plan's investment guidelines,
•A breach of material obligation under the contract,
•A material misrepresentation, or
•A material amendment to the agreements with the consent of the issuer.

(h)Recent Accounting Pronouncements

Accounting Guidance Adopted in 2016

In May 2015, the FASB issued Accounting Standard Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share. This update, Topic 820, Fair Value Measurement, permits a reporting entity, as a practical expedient, to measure the fair value of certain investments using the net asset value per share of the investment. The amendments in this update remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The Company adopted the amendments in ASU 2015-07 applicable to the Plan retrospectively at December 31, 2016. The adoption of this accounting guidance did not have a material effect on the Plan's financial statements and related disclosures.

In June 2015, the FASB issued ASU No. 2015-10, Technical Corrections and Improvements. This update includes clarification of when an equity security has a readily determinable fair value. In particular, the update clarifies that the fair value of an equity security that is an investment in a mutual fund or in a structure similar to a mutual fund (that is, a limited partnership or a venture capital entity) is readily determinable if the fair value per share (unit) is determined and published and is the basis for current transactions. The Company adopted the amendments in ASU 2015-10 applicable to the Plan retrospectively at December 31, 2016.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans, Defined Contribution Pension Plans, and Health and Welfare Benefit Plans (Topic 960,962,965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. ASU 2015-12 reduces complexity in employee benefit plan financial reporting and disclosure requirements. Specifically, the standard eliminates the requirement for plans to measure fully benefit-responsive investment contracts (FBRICs) at fair value and simplifies disclosure and presentation requirements about plan investments. Additionally, plans with a fiscal year-end that does not coincide with a calendar month-end may elect to adopt a practical expedient to measure investments and investment-related activity as of the month-end date that is closest to their fiscal year-end. The Company adopted the amendments in ASU 2015-12 applicable to the Plan retrospectively at December 31, 2016.

The Company reviewed ASU 2015-07, ASU 2015-10 and ASU 2015-12, and has appropriately adopted those standards as they believe it simplifies the Plan’s accounting and its presentation in the financial statements. As such, the accounting and disclosures in these financial statements and notes follow ASU 2015-07, ASU 2015-10 and ASU 2015-12. The adoption was applied retrospectively and certain investment disclosures were revised or removed as a result of the adoption of the ASUs.

WSFS FINANCIAL CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015

Accounting Guidance Pending Adoption at December 31, 2016

In February 2017, the Financial Accounting Standards Board issued ASU No. 2017-06, Plan Accounting Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), Employee Benefit Plan Master Trust Reporting (ASU 2017-06). The amendments in this update require a plan’s interest in that master trust and any change in that interest to be presented in separate line items in the statements of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. Additionally, ASU 2017-06 removed the requirement to disclose the percentage interest in the master trust for plans with divided interests and requires that all plans disclose the dollar amount of their interest in each of those general types of investments, which supplements the existing requirement to disclose the master trust’s balances in each general type of investments. Lastly, ASU 2017-06 removed the redundant investment disclosures relating to the 401(h) account assets, which is not applicable to the Plan. The amendments in ASU 2017-06 are effective for fiscal years beginning after December 15, 2018 and should be applied retrospectively. Early adoption is permitted. Adoption of this guidance is not expected to have a material impact on the Plan’s financial statements and related disclosures.

Note 3: Investments

The Plan’s investments are held in a trust administered by the Trustee. A complete listing of the Plan’s investments as of December 31, 2016 is included in the Supplemental Schedule—Schedule H, Line 4i—Schedule of Assets (Held at End of Year).

The Plan holds an indirect investment in the Company's common stock through shares held by the WSFS Common Stock Fund. The WSFS Common Stock Fund represents approximately 29% and 27% of total investments as of December 31, 2016 and 2015, respectively. The Company is a savings and loan holding company.

Note 4: Fair Value Measurement

ASC 820-10, Fair Value Measurements and Disclosure, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820-10 establishes a fair value hierarchy that prioritizes the use of inputs used in valuation methodologies into the following three levels:

Level 1
Inputs to the valuation methodology are quoted prices, unadjusted, for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available.

Level 2
Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; inputs to the valuation methodology include quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs to the valuation methodology that are derived principally from or can be corroborated by observable market data by correlation or other means.

Level 3
Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Level 3 assets and liabilities include financial instruments whose value is determined using discounted cash flow methodologies, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

WSFS FINANCIAL CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015

An asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used should maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.
Mutual Funds: Valued at the closing price reported on the active market on which the individual securities are traded.
WSFS Common Stock Fund: The Plan's investment in common stock of the Company is held in a unitized account made available to participants as the WSFS Common Stock Fund which holds shares of the Company's common stock and cash. In the Plan's financial statements, this fund is valued using its NAV. The NAV is based on the price of WSFS Common Stock, which is published on a recognized exchange, and the cash balance. The fund held 589,944 shares of WSFS common stock at December 31, 2016 and 626,284 shares at December 31, 2015. The WSFS Common Stock Fund is classified as a Level 1 investment.
Transfers between level categorizations may occur due to changes in the availability of market observable inputs. Transfers in and out of level categorizations are reported as having occurred at the beginning of the year in which the transfer occurred. There were no movements between levels in 2016 and 2015. The Plan has no Level 2 or Level 3 investments.
The following table provides by level, within the fair value hierarchy, a summary of investments of the Plan measured at fair value on a recurring basis as of December 31:

	2016	2015
Quoted Prices in Active Markets (Level 1):
Mutual Funds	$61,181,920	$50,982,425
WSFS Common Stock Fund	27,735,774	20,925,835
Total Investments at Fair Value	$88,917,694	$71,908,260

WSFS FINANCIAL CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015

Note 5: Income Tax Status
Prior to January 1, 2016, the Plan was amended and restated effective January 1, 2010 for the Economic Growth and Tax Relief and Reconciliation Act of 2001 (EGTRRA) and subsequent federal legislative changes affecting qualified retirement plans and received a favorable determination letter from the Internal Revenue Service (the IRS) dated August 23, 2013. The determination letter confirmed that the Plan was qualified under the Internal Revenue Code of 1986 (the IRC) and, therefore, the related trust was exempt from taxation.
Effective January 1, 2016, the Plan converted to a volume submitter profit sharing plan with 401(k) features. The Plan received an opinion letter from the Internal Revenue Service dated March 31, 2014, that the form of the plan is qualified under Section 401 of the Internal Revenue Code. Under IRS rules and regulations, Plans using a pre-approved volume submitter plan document are not required to submit the Plan to the Internal Revenue Service for a favorable determination letter. The Company has not sought an individual determination letter for the Plan and is relying on the opinion letter as to the Plan's tax qualification, as provided for in Revenue Procedure 2005-16. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its tax exempt qualification. The Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Administrator has concluded that as of December 31, 2016 and 2015, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the IRS and the United States Department of Labor. In 2016, the IRS completed audits of the Plan for 2013 and 2014. The Administrator believes it is no longer subject to income tax examinations for the years prior to 2015.

Note 6: Related‑Party and Party-In- Interest Transactions

The Stable Value Fund is sponsored by Mass Mutual Retirement Services,therefore these transactions qualify as party-in-interest transactions. The WSFS Common Stock Fund holds shares of WSFS Financial Corporation common stock. The Company is the Plan sponsor, therefore these transactions qualify as party-in-interest transactions. Certain receivables are loans to participant employees of the Company, and therefore are considered party-in-interest transactions.

Note 7: Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

WSFS FINANCIAL CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015

Note 8: Subsequent Events

The Plan has evaluated subsequent events through June 23, 2017, the date the financial statements were available to be issued. Based on this evaluation, the Plan did not identify any subsequent events that would have required adjustment to the financial statements.

401(K) SAVINGS WSFS FINANCIAL CORPORATION
401(k) SAVINGS ANDF RETIREMENT PLAN
Schedule H, Line 4i- Schedule of Assets (Held at End of Year)
December 31, 2016
Supplemental Schedule

(a)	(b) Identity of Issue, borrower, lessor, or similar interest	(c) Description of Investment, including maturity date, rate of interest, collateral, par or maturity value	Shares	(d) Cost	(e) Current Value
	Investments at Contract Value
*	SAGIC	Stable Value Fund	782,139	**	8,123,127
	Investments at Fair Value
*	WSFS Common Stock Fund	Common Stock Fund	1,643,105	**	27,735,774
	Mutual Funds
	American Funds The Income Fund of America	Mutual Fund	730,923	**	15,809,873
	Vanguard 500 Index Fund	Mutual Fund	39,050	**	8,066,520
	American Funds 2030 Target Date Retirement Fund	Mutual Fund	351,765	**	4,393,544
	TIAA-CREF Large Cap Value Index Fund	Mutual Fund	180,480	**	3,306,391
	DFA US Targeted Value Fund	Mutual Fund	130,765	**	3,123,964
	JP Morgan Government Bond Fund	Mutual Fund	288,056	**	3,021,709
	Vanguard Mid-Cap Growth Index Fund	Mutual Fund	62,046	**	2,820,628
	Emerald Growth Fund	Mutual Fund	129,718	**	2,773,369
	Goldman Sachs Large Cap Growth Insights	Mutual Fund	108,135	**	2,701,210
	Oppenheimer International Growth Fund	Mutual Fund	64,056	**	2,221,470
	American Funds 2010 Target Date Retirement Fund	Mutual Fund	193,777	**	1,966,836
	Vanguard Mid-Cap Value Index Fund	Mutual Fund	38,939	**	1,959,030
	American Funds 2050 Target Date Retirement Fund	Mutual Fund	118,025	**	1,489,478
	Dodge & Cox International Stock Fund	Mutual Fund	36,859	**	1,404,338
	American Funds 2020 Target Date Retirement Fund	Mutual Fund	122,576	**	1,401,046
	Premier Core Bond Fund (Barings)	Mutual Fund	99,301	**	1,056,566
	Calvert Conservative Allocation Fund	Mutual Fund	51,348	**	830,816
	American Funds 2025 Target Date Retirement Fund	Mutual Fund	60,403	**	721,821
	American Funds 2045 Target Date Retirement Fund	Mutual Fund	32,931	**	425,143
	Premier High Yield Fund (Barings)	Mutual Fund	44,464	**	399,727
	American Funds 2035 Target Date Retirement Fund	Mutual Fund	27,269	**	342,498
	American Funds 2055 Target Date Retirement Fund	Mutual Fund	19,291	**	302,682
	American Funds 2040 Target Date Retirement Fund	Mutual Fund	23,022	**	293,993
	American Funds 2060 Target Date Retirement Fund	Mutual Fund	14,973	**	154,067
	American Funds 2015 Target Date Retirement Fund	Mutual Fund	10,930	**	117,277
	Premier U.S. Gov't Money Market Fund (Barings)	Mutual Fund	77,625	**	77,625
	Holding Account	Mutual Fund	299	**	299
					61,181,920
*	Notes receivable from participants (interest rates ranging from 4.25% to 9.25%)			-	1,372,405
	Total investments and notes receivable from participants				$98,413,226
*	Party-in-interest
**	Cost omitted for participant directed investments
As of December 31, 2016, maturity dates of active notes receivable from participants ranged from January 2017 to January 2027.

See accompanying Report of Independent Registered Public Accounting Firm.